Form 4


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to
    Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                Holding Company Act of 1935 or Section 30(f) of
                       the Investment Company Act of 1940

1. Name and Address of Reporting Person
   BUTTS, LAMPKIN
   SANDERSON FARMS, INC.
   POST OFFICE BOX 988
   LAUREL, MISSISSIPPI  39441-0988

2. Issuer Name and Ticker or Trading Symbol
   SAFM

3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####

4. Statement for Month/Year
   October 1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below) Vice President - Sales


_       ________________________________________________________________________
Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title of Security       |2.    | 3.   | 4.Securities Acquired (A)        |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, $1.00        |10/98 |  P | |       5          | A | $13.125   |           50      |  I   | Custodian for Child       |
par value per share        |      |    | |                  |   |           |                   |      |                           |
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Common Stock, $1.00        |      |    | |                  |   |           |   3,773.1454      |  D   |
par value per share
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Common Stock, $1.00        |      |    | |                  |   |           |       21,243      |  I   |  ESOP Allocation          |
par value per share
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                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
                           |      |    | |                  |   |           |                   |      |                           |
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

       _________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned
         _______________________________________________________________________

1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Incentive Stock Option| Various|     |    | |           |   |7/25 |7/25 |   Common   |       |       |60,000      | D |            |
                                                             1998  2008      Stock
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

Explanation of Responses:
SIGNATURE OF REPORTING PERSON
/s/ Lampkin Butts
DATE
November 10, 1998